Via Edgar and E-mail

April 13, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631

Attn:     Rufus Decker
Accounting Branch Chief

Re:	Colgate-Palmolive Company (the “Company”) Annual Report on Form 10-K for the year ended December 31, 2011 - File No. 1-644

Dear Mr. Decker:

We are pleased to respond to the comments included in your letter received on April 3, 2012 regarding our most recently filed Annual Report on Form 10-K, as indicated above. For your convenience, each of your comments is repeated below followed by our response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

1.	General

Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Response

In our responses below, we have provided sample disclosures in response to the Staff's comments, which are based on disclosures contained in our most recently filed Annual Report on Form 10-K. For ease of reference we have identified the revisions to prior disclosures by underlining additions and reflecting any deletions in strikethrough text. As noted in our response to each comment below, we will include these revisions in our future filings, including our interim filings, if applicable.

2.	Management's Discussion and Analysis

Executive Overview and Outlook, page 13

You discuss continuous, Company-wide initiatives to lower costs and increase effective asset utilization through which you seek to become even more effective and efficient throughout your businesses. These are referred to as funding-the-growth initiatives. You also refer to funding-the-growth initiatives and the corresponding costs savings throughout your results of operations discussions for consolidated and segments' results. Please expand your disclosures to provide additional details regarding the specific nature of these initiatives. It is not clear what specific activities are occurring to lower costs and increase effective asset utilization. Please also tell us what consideration you gave as to whether these would constitute restructuring activities pursuant to ASC 420 and correspondingly whether additional disclosures should be provided pursuant to ASC 420-10-50 as well as SAB Topic 4:P.4.

Response

In our future filings we will expand our disclosures to provide additional details regarding the specific nature of the funding-the-growth initiatives. Set forth below, for illustrative purposes only, is sample revised disclosure.

The investments needed to support the growth are developed through continuous, Company-wide initiatives to lower costs and increase effective asset utilization through which the Company seeks to become even more effective and efficient throughout its businesses, which are referred to as the Company's funding-the-growth initiatives. These initiatives are designed to reduce costs associated with direct materials, indirect expenses and distribution and logistics. These initiatives encompass a wide range of projects, examples of which include raw material substitution, reduction of packaging materials, consolidating suppliers to leverage volumes and increasing manufacturing efficiency through SKU reductions and formulation simplification. The Company also continues to prioritize its investments toward its higher margin businesses, specifically Oral Care, Personal Care and Pet Nutrition.

Based on the nature of these initiatives as described above, we concluded that they do not constitute restructuring activities as defined in ASC 420-10-50 and SAB Topic 4:P.4. and do not require additional disclosure because they do not relate to exit, disposal, termination or relocation of business activities.

3.	Results of Operations

Net Income Attributable to Colgate-Palmolive Company, page 16

You discuss net income attributable to Colgate-Palmolive Company excluding certain items. In a similar manner to your disclosures regarding non-GAAP operating profit and non-GAAP effective income tax rate, please identify this amount as a non-GAAP financial measure and reconcile this amount to the corresponding GAAP amount. Refer to Item 10(e) of
Regulation S-K.

Response

In light of the Staff's comment, in our future filings, similar to our disclosures of non-GAAP Operating profit and non-GAAP effective tax rate, we will identify Net income attributable to Colgate-Palmolive Company excluding certain items as a non-GAAP financial measure and reconcile it to the corresponding GAAP financial measure within the section of Results of Operations in which the non-GAAP financial measure is discussed.

Previously, Net income attributable to Colgate-Palmolive Company excluding certain items was identified as a non-GAAP financial measure on page 20 and a reconciliation to the corresponding GAAP financial measure was disclosed on page 21.

For illustrative purposes only, sample revised disclosure is included in the response to Comment 4 below.

4.	Results of Operations

Non-GAAP Financial Measures, page 20

You provide a table with quantitative reconciliations of various Non-GAAP financial measures to the most directly comparable GAAP financial measures. With the exception of net sales, your table includes every line item presented on your statements of income on page 35. Please revise your presentation in order to prevent undue prominence being given on this non-GAAP information. In this regard, it appears that you could continue to provide relevant information without presenting this almost full non-GAAP income statement. For additional guidance, please refer to Compliance and Disclosures Interpretation 102.10 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Your Form 8-K filed on January 26, 2012 also appears to include a similar table. Please make necessary revisions in your Forms 8-K as well.

Response

Considering the guidance in Compliance and Disclosures Interpretation 102.10, in future filings that contain non-GAAP financial measures, we will no longer present in a single table a reconciliation of the Company's non-GAAP financial measures to the most directly comparable GAAP financial measures in order to prevent undue prominence being given to the non-GAAP information. Instead, we will provide separate reconciliations to the corresponding GAAP financial measures within the sections of Results of Operations in which each non-GAAP financial measure is discussed. In addition to our future filings, we will make similar revisions to the exhibits that accompany our earnings release, which are furnished to the SEC on Form 8-K.

Set forth below, for illustrative purposes only, is sample revised disclosure.

Gross Profit

Worldwide Gross profit margin decreased to 57.3% in 2011 from 59.1% in 2010. Excluding the impact of costs associated with various business realignment and other cost-saving initiatives of 30 basis points (bps), gross profit margin was 57.6% in 2011. The decrease in 2011 was primarily due to higher raw and packaging material costs driven by global commodity cost increases (390 bps), partially offset by cost savings from the Company’s funding-the-growth initiatives (190 bps) and by higher pricing (50 bps).

Worldwide Gross profit margin increased to 59.1% in 2010 from 58.8% in 2009. The increase in 2010 was primarily driven by cost savings from the Company’s funding-the-growth initiatives (170 bps) and by higher pricing (10 bps), partially offset by higher raw and packaging material costs driven by global commodity cost increases (140 bps).

	2011	2010	% Change	2009	% Change
Gross profit, GAAP	$9,590	$9,204	4%	$9,008	2%
Business realignment and other cost-saving initiatives	44	—	—	—	—
Gross profit, non-GAAP	$9,634	$9,204	5%	$9,008	2%

Gross Profit Margin

	2011	2010	Basis Point Change	2009	Basis Point Change
Gross profit margin,GAAP	57.3%	59.1%	(180)	58.8%	30
Business realignment and other cost-saving initiatives	0.3%	—	30	—	—
Gross profit margin, non-GAAP	57.6%	59.1%	(150)	58.8%	30

Selling, General and Administrative Expenses

Selling, general and administrative expenses as a percentage of Net sales were 34.4% in 2011, 34.8% in 2010 and 34.5% in 2009. Excluding the impact of costs associated with various business realignment and other cost saving initiatives, Selling, general and administrative expenses were 34.3% in 2011. The 50 bps decrease in 2011 was primarily due to lower advertising spending (20 bps) and lower overhead expenses (30 bps). In 2011, advertising increased 4.7% to $1,734 as compared with $1,656 in 2010, but decreased as a percentage of Net sales from 10.6% in 2010 to 10.4% in 2011. The 30 bps increase in 2010 was primarily due to higher advertising spending (60 bps), partially offset by the impact of cost-saving initiatives.

	2011	2010	% Change	2009	% Change
Selling, general and administrative expenses, GAAP	$5,758	$5,414	6%	$5,282	2%
Business realignment and other cost-saving initiatives	(10)	—	—	—	—
Selling, general and administrative expenses, non-GAAP	$5,748	$5,414	6%	$5,282	2%

	2011	2010	Basis Point Change	2009	Basis Point Change
Selling, general and administrative expenses as a percentage of Net sales, GAAP	34.4%	34.8%	(40)	34.5%	30
Business realignment and other cost-saving initiatives	(0.1)%	—	(10)	—	—
Selling, general and administrative expenses as a percentage of Net sales, non-GAAP	34.3%	34.8%	(50)	34.5%	30

Operating Profit

In 2011, Operating profit increased 10% to $3,841 from $3,489 in 2010. In 2010, Operating profit decreased 3% to $3,489 from $3,615 in 2009.

In 2011, Operating profit was impacted by the gain on the sale of the detergent business in Colombia, costs associated with various business realignment and other cost-saving initiatives, costs related to the sale of land in Mexico and a charge for a competition law matter in France related to a divested detergent business. In 2010, Operating profit was impacted by a one-time charge related to the transition to hyperinflationary accounting in Venezuela, termination benefits and the gain on sales of non-core product lines. Excluding these items in both years, Operating profit increased 2% in 2011 and 5% in 2010 as follows:

	2011	2010	% Change	2009	% Change
Operating profit, GAAP	$3,841	$3,489	10%	$3,615	(3)%
Gain on sales of non-core product lines	(207)	(50)	—	—	—
Business realignment and other cost-saving initiatives	190	—	—	—	—
Costs related to the sale of land in Mexico	13	—	—	—	—
Charge for a French competition law matter	21	—	—	—	—
Venezuela hyperinflationary transition charge	—	271	—	—	—
Termination benefits	—	86	—	—	—
Operating profit, non-GAAP	$3,858	$3,796	2%	$3,615	5%

Operating Profit Margin

	2011	2010	Basis Point Change	2009	Basis Point Change
Operating profit margin, GAAP	23.0%	22.4%	60	23.6%	(120)
Gain on sales of non-core product lines	(1.2)%	(0.3)%	—	—	—
Business realignment and other cost-saving initiatives	1.1%	—	—	—	—
Costs related to the sale of land in Mexico	0.1%	—	—	—	—
Charge for a French competition law matter	0.1%	—	—	—	—
Transition to hyperinflationary accounting in Venezuela	—	1.7%	—	—	—
Termination benefits	—	0.6%	—	—	—
Operating profit margin, non-GAAP	23.1%	24.4%	(130)	23.6%	80

Effective Tax Rate

The impact on the Company's effective tax rate of the items described above was as follows:

	2011	2010
Effective income tax rate, as reported	32.6%	32.6%
Gain on sales of non-core product lines	(0.1)%	—%
Business realignment and other cost-saving initiatives	(0.5)%	—%
Charge for a French competition law matter	(0.2)%	—%
Transition to hyperinflationary accounting in Venezuela	—%	(2.4)%
Termination benefits	—%	(0.1)%
Reorganization of an overseas subsidiary	—%	0.8%
Effective income tax rate, non-GAAP	31.8%	30.9%

Net Income Attributable to Colgate-Palmolive Company

Net income attributable to Colgate-Palmolive Company was $2,431, or $4.94 per share on a diluted basis, in 2011 compared with $2,203, or $4.31 per share on a diluted basis, in 2010 and $2,291, or $4.37 per share on a diluted basis, in 2009. In 2011, Net income attributable to Colgate-Palmolive Company included an aftertax gain on the sale of the laundry detergent business in Colombia of $135 ($0.27 per diluted share), which was more than offset by aftertax costs of $177 ($0.36 per diluted share) associated with the implementation of various business realignment and other cost-saving initiatives, the sale of land in Mexico and a competition law matter in France related to a divested detergent business.

In 2010, Net income attributable to Colgate-Palmolive Company included a one-time charge of $271 ($0.53 per diluted share) related to the transition to hyperinflationary accounting in Venezuela, $61 ($0.12 per diluted share) in aftertax charges for termination benefits, a $30 ($0.06 per diluted share) aftertax gain from the sale of non-core product lines in Latin America and a $31 ($0.06 per diluted share) aftertax gain related to the reorganization of an overseas subsidiary.

Excluding the items described above, Net income attributable to Colgate-Palmolive Company in 2011 was $2,473 as compared to $2,474 in 2010 and earnings per common share on a diluted basis increased 4% to $5.03. Excluding the items described above, Net income attributable to Colgate-Palmolive Company in 2010 increased 8% to $2,474 and earnings per share on a diluted basis increased 11% to $4.84.

The impact on Net Income attributable to Colgate-Palmolive Company of the items described above was as follows:

	2011	2010	% Change	2009		% Change
Net income attributable to Colgate-Palmolive Company, GAAP	$2,431	$2,203	10%	$2,291		(4)%
Gain on sales of non-core product lines	(135)	(30)	—	—		—
Business realignment and other cost-saving initiatives	147	—	—	—		—
Costs related to the sale of land in Mexico	9	—	—	—		—
Charge for a French competition law matter	21	—	—	—		—
Venezuela hyperinflationary transition charge	—	271	—	—		—
Termination benefits	—	61	—	—		—
Reorganization of an overseas subsidiary	—	(31)	—	—	—	—
Net income attributable to Colgate-Palmolive Company, non-GAAP	$2,473	$2,474	—%	$2,291		8%

Earnings Per Common Share, Diluted

The impact on the Company's Earnings per common share, diluted of the items described above was as follows:

	2011	2010	% Change	2009	% Change
Diluted earnings per common share, GAAP	$4.94	$4.31	15%	$4.37	(1)%
Gain on sales of non-core product lines	(0.27)	(0.06)	—	—	—
Business realignment and other cost-saving initiatives	0.30	—	—	—	—
Costs related to the sale of land in Mexico	0.02	—	—	—	—
Charge for a French competition law matter	0.04	—	—	—	—
Venezuela hyperinflationary transition charge	—	0.53	—	—	—
Termination benefits	—	0.12	—	—	—
Reorganization of an overseas subsidiary	—	(0.06)	—	—	—
Diluted earnings per common share, non-GAAP	$5.03	$4.84	4%	$4.37	11%

5.
Your discussion on page 20 appears to only refer to some of the non-GAAP financial measures presented in your Form 10-K. For example, your table on page 21 also presents non-GAAP cost of sales, gross profit, other (income) expense, net, operating profit margin, as well as additional items. You should clearly identify each of these non-GAAP financial measures presented and correspondingly expand your discussion pursuant to Item 10(e) of Regulation S-K.

Response

We confirm that, to the extent our future filings include non-GAAP financial measures, we will clearly identify each of the non-GAAP financial measures presented and expand our discussion pursuant to Item 10(e) of Regulation S-K. Set forth below, for illustrative purposes only, is sample revised disclosure.

Non-GAAP Financial Measures

This Annual Report on Form 10-K discusses organic sales growth (Net sales growth excluding the impact of foreign exchange, acquisitions and divestments) (non-GAAP). Management believes this measure provides investors with useful supplemental information regarding the Company’s underlying sales trends by presenting sales growth excluding the external factor of foreign exchange, as well as the impact of acquisitions and divestments. A reconciliation of organic sales growth to Net sales growth for the years ended December 31, 2011 and 2010 is provided below.

Worldwide Gross profit, Gross profit margin, Selling, general and administrative expenses, Selling, general and administrative expenses as a percentage of Net sales, Operating profit, Operating profit margin, effective tax rate, Net income attributable to Colgate-Palmolive Company and earnings per share on a diluted basis are discussed in this Annual Report on Form 10-K both on a GAAP basis and excluding the impacts of the gains on the sales of non-core product lines, costs associated with various business realignment and other cost-saving initiatives, costs related to the sale of land in Mexico, a charge for a competition law matter in France related to a divested detergent business, the one-time charge related to the transition to hyperinflationary accounting in Venezuela, termination benefits and the gain related to the reorganization of an overseas subsidiary (non-GAAP). Management believes these non-GAAP financial measures provide investors with useful supplemental information regarding the performance of the Company’s ongoing operations. A reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures for the years ended December 31, 2011, 2010 and 2009 is presented within each section of Results of Operations.

6.	Liquidity and Capital Resources, page 22

Please enhance your liquidity disclosures to address the following:

•
Disclose the amount of foreign cash, cash equivalents, and short-term investments you have as compared to your total amount of cash, cash equivalents, and short-term investments as of the latest balance sheet date; and

•
Discuss the fact that if the foreign cash, cash equivalents, and short-term investments are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true. Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Response

In our future filings we will include a discussion in Liquidity and Capital Resources regarding the Company's foreign cash and cash equivalents and the Company's policy with respect to repatriating foreign earnings and providing for the necessary U.S. income taxes. Set forth below, for illustrative purposes only, is sample revised disclosure.

Cash and cash equivalents increased to $878 during 2011, compared to $490 and $600 during 2010 and 2009, respectively. $824, $469 and $409 of these amounts were held by the Company's foreign subsidiaries at December 31, 2011, 2010 and 2009, respectively.

The Company regularly assesses its cash needs and the available sources to fund these needs. As part of this assessment, the Company determines the amount of foreign earnings it intends to repatriate to help fund its domestic cash needs and provides applicable U.S. income and foreign withholding taxes on such earnings.

As of December 31, 2011, the Company had approximately $3,500 of undistributed earnings of foreign subsidiaries for which no U.S. income or foreign withholding taxes have been provided as the Company does not currently anticipate a need to repatriate these earnings. These earnings have been and currently are considered to be indefinitely reinvested and therefore are not subject to such taxes. Should these earnings be repatriated in the future, they would be subject to applicable U.S. income and foreign withholding taxes. Determining the tax liability that would arise if these earnings were repatriated is not practicable.

7.	Financial Statements

Consolidated Balance Sheets, page 36

It is not clear why you are providing a subtotal in your stockholders' equity section after accumulated other comprehensive income (loss). Please advise or remove this subtotal.

Response

We confirm that in our future filings we will eliminate the subtotal in our stockholders' equity section after Accumulated other comprehensive income (loss).

8.	Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies, page 40

General

For each expense line item that includes cooperative advertising payments or other payments to resellers, please disclose the related amounts included in that line item. Refer to ASC 605-50-45.

Response

We do not have significant programs with resellers that are recorded in expense line items. Rather, the

Company's significant programs with resellers result in reductions in revenue. Descriptions of these programs are included in our Revenue Recognition policy within the Summary of Significant Accounting Policies footnote of the Company's most recently filed Annual Report on Form 10-K. In accordance with ASC 605-50, these reductions to revenues are estimated and recorded in the same period the related sales are recorded.

9.	Note 15. Supplemental Income Statement Information, page 68

Other Comprehensive Income, page 69

Please disclose any reclassification adjustments made during each period presented pursuant to ASC 220-10-45-17.

Response

In future annual filings we will expand our disclosures in the Notes to the Consolidated Financial Statements to present the reclassification adjustments and amount of income tax expense or benefit allocated to each component of Other comprehensive income. We have provided, for illustrative purposes only, sample revised disclosures in Exhibit I.

In future annual and quarterly filings upon adoption of ASU No. 2011-05 "Presentation of Comprehensive Income", beginning with the first quarter of 2012, we will include a Consolidated Statement of Comprehensive Income immediately following the Consolidated Statement of Income for each period presented. We have provided, for illustrative purposes only, sample revised disclosures in Exhibit II.

In connection with responding to the Staff's comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above is responsive to the comments and requests for additional information raised in your letter and it is our intention to include additional disclosures in future filings as we have described above. Should you have any questions or wish to discuss any of the above responses, please do not hesitate to contact me at (212) 310-2636 or Victoria Dolan, Vice President and Corporate Controller, at (212) 310-3024.

Very truly yours,

/s/ Dennis J. Hickey
Dennis J. Hickey
Chief Financial Officer

cc:
Ian Cook,
President and Chief Executive Officer

Victoria L. Dolan,
Vice President and Corporate Controller

Nudrat Salik,
U.S. Securities and Exchange Commission,
Staff Accountant

Exhibit I

15. Supplemental Income Statement Information

Other Comprehensive Income

Other Comprehensive Income components attributable to Colgate-Palmolive Company before tax and respective tax impacts during the year ended December 31 were as follows:

	Before-Tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount
For the year ended December 31, 2011:
Cumulative translation adjustment:
Translation adjustment	$(291)	$(7)	$(298)
Pension and other benefits:
Net actuarial loss and prior service costs arising during the period	(249)	86	(163)
Amortization of net actuarial loss, transition and prior service costs	85	(30)	55
Retirement Plan and other retiree benefit adjustments	(164)	56	(108)
Available-for-sale securities:
Unrealized gains (losses) on available-for-sale securities	60	(14)	46
Reclassification of (gains) losses included in net earnings on available-for-sale securities	—	—	—
Gains (losses) on available-for sale securities	60	(14)	46
Cash flow hedges:
Unrealized gains (losses) on cash flow hedges	(10)	3	(7)
Reclassification of (gains) losses included in net earnings on cash flow hedges	9	(2)	7
Gains (losses) on cash flow hedges	(1)	1	—
Total Other comprehensive income	$(396)	$36	$(360)

There were no tax impacts on other comprehensive income attributable to Noncontrolling interests.

Exhibit II

COLGATE-PALMOLIVE COMPANY
  CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
 (Dollars in Millions Except Per Share Amounts)

For Year Ended
December 31,
2011
Net income including noncontrolling interests	$2,554
Other comprehensive income, net of tax
Cumulative translation adjustments	(305)
Retirement Plan and other retiree benefit adjustments	(108)
Gains (losses) on available-for-sale securities	46
Unrealized gains (losses) on cash flow hedges	—
Total Other comprehensive income, net of tax	(367)
Total Comprehensive income including noncontrolling interests	2,187
Less: Net income attributable to noncontrolling interests	123
Less: Cumulative translation adjustments attributable to noncontrolling interests	(7)
Total Comprehensive income attributable to noncontrolling interests	116
Total Comprehensive income attributable to Colgate-Palmolive Company	$2,071

See Notes to Consolidated Financial Statements.